Exhibit 99.1

NEWS RELEASE

Ritchie Bros. Announces Retirement of President

Ritchie Bros. announces the retirement of Rob Mackay, President of Ritchie Bros. Auctioneers, after 28 years of service

VANCOUVER, BC (July 5, 2013) – Ritchie Bros. Auctioneers (NYSE and TSX: RBA), the world’s largest industrial auctioneer, announced today the retirement of Rob Mackay, its President, effective October 31, 2013. After 28 years of service in many different capacities, all based in the Ritchie Bros. head office in Vancouver, British Columbia, Mr. Mackay will transition from day-to-day duties and then retire as an employee on October 31, 2013.

“Rob has contributed very effectively in so many ways to the success and growth of our company,” commented Peter Blake, CEO of Ritchie Bros. “He has traveled hundreds of thousands of miles over the past 28 years and devoted his time and energy to help build the Ritchie Bros. global business into the industry leading position we have today. Earlier in the year, Rob took a role on the board of an agricultural equipment dealer with a view to transition to the next phase in his business career. We wish Rob the very best for a happy and healthy retirement, and offer him our heartfelt thanks for all he has done to make Ritchie Bros. what we are today.”

About Ritchie Bros.

Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is the world’s largest seller of used equipment for the construction, transportation, agriculture, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros. TM solutions make it easy for the world’s builders to buy and sell equipment with confidence, including live unreserved public auctions with on-site and online bidding (rbauction.com), the EquipmentOneTM secure online marketplace (EquipmentOne.com), a professional corporate asset management program, and a range of value-added services, including equipment financing for customers through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

For more information contact:

Kim Schulz

Manager, Corporate Communications and Events

Ritchie Bros. Auctioneers

Phone: +1.604.788.5379

Email: kschulz@rbauction.com